October 21, 2019

Justyn Howard
Chief Executive Officer
Sprout Social, Inc.
131 South Dearborn St., Suite 700
Chicago, Illinois 60603

       Re: Sprout Social, Inc.
           Amendment No. 4 to Draft Registration Statement on Form S-1 Submitted October 16, 2019
           CIK No. 0001517375

Dear Mr. Howard:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 4 to Draft Registration Statement on Form S-1

Prospectus Summary
Overview, page 1

1. On page 2, you disclose that your strategy has enabled you to scale rapidly to "over $100 million in total annualized recurring revenue." Please revise here to define or provide a cross-reference to the definition of this metric and clarify that this figure is as of June 30,
       2019. Additionally, please revise to give equal or greater prominence to disclosure of your total revenue as of the same period.
 Justyn Howard
FirstName LastNameJustyn Howard
Sprout Social, Inc.
Comapany NameSprout Social, Inc.
October 21, 2019
Page 2
October 21, 2019 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Performance
Acquiring new customers, page 64

2. Please clarify why you believe gross profit from net new organic ARR for the year multiplied by the inverse of the estimated subscription renewal rate represents the lifetime value of your customers, and clarify the renewal rates used in the calculation and how they are determined. Please also supplementally provide us with your calculations of the lifetime value of your customers.
       You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Barbara Jacobs, Chief of Office of Assessment and Continuous
Improvement, at (202) 551-3735 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Christopher D. Lueking, Esq.